February 26, 2010

Via Edgar

Mr. Robert W. Errett
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:      United Natural Foods, Inc.
Form 10-K for Fiscal Year Ended August 1, 2009
Filed September 30, 2009
Proxy Statement on Schedule 14A
Filed December 3, 2009
Form 8-K
Filed September 9, 2009
File No. 0-21531

Dear Mr. Errett:

I am in receipt of the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission contained in the Staff’s letter (the “Comment Letter”) dated February 17, 2010, concerning United Natural Foods, Inc.’s (the “Company”) (i) Form 10-K for the year ended August 1, 2009 that was filed on September 30, 2009, (ii) Proxy Statement on Schedule 14A that was filed on December 3, 2009, and (iii) Form 8-K that was filed on September 9, 2009, in each case under the Securities and Exchange Act of 1934, as amended.  Per your telephone conversation with the Company’s counsel, D. Scott Holley of Bass, Berry & Sims PLC, I am writing to confirm that the Company expects to file its response to the Comment Letter not later than March 17, 2010.  Should you have any questions regarding this matter please do not hesitate to contact me at 401-528-8634 or the Company’s outside counsel Mr. Holley at (615) 742-7721.

Sincerely,

/s/ Mark Shamber
Mark Shamber
Senior Vice President and Chief Financial Officer